22003175

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SEC FILE NUMBER
8-48898

ANNUAL REPORTS
FORM X-17A-5 *
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WestPark Capital, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1900 Avenue of the Stars, Suite 310
(No. and Street)

Los Angeles	CA	90067
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nicholas Tocco	310-203-2903	ntocco@wpcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS P.C.
(Name – if individual, state last, first, and middle name)

80 Washington St. Building S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Nicholas Tocco, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of WestPark Capital, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LUCA PRISCIANDARO
COMM. #2374872
Notary Public - California
Los Angeles County
My Comm. Expires Sep. 13, 2025

Notary Public

Signature: 2-22-22

Title:
President

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the shareholder of
WestPark Capital, Inc.
Los Angeles, California

Opinion on the Financial Statements

We have audited the accompanying statement of condition of WestPark Capital, Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. WestPark Capital, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

LMHS, P.C.

LMHS, P.C.
We have served as the WestPark Capital, Inc.'s auditor since 2020.
Norwell, Massachusetts

February 28, 2022

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com

WestPark Capital, Inc.
Statement of Financial Condition
December 31, 2021

ASSETS

Cash & cash equivalents	$	132,714
Deposit with clearing broker		200,129
Security Deposits		140,373
Accounts receivable:		
Clearing broker		167,095
Other		62,970
Trading Securities at Market value (Note 6)		790,376
Furniture and equipment, at cost net of accumulated depreciation of $548,377		31,762
Deferred Income Tax		423,881
Right of use Operating Leases		1,975,886
Total Assets	**$**	**3,925,186**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	333,739
Commissions payable		306,286
Total Current Liabilities		**640,025**
Deferred Rent		90,496
Capital Lease Obligations		1,975,886
Total Long Term Liabilities		**2,066,382**
Total Liabilities		**2,706,407**
COMMITMENTS AND CONTINGENCIES (Notes 3 and 7)		
SHAREHOLDER'S EQUITY (Note 2)		
Preferred stock, no par value; 20,000 shares authorized none issued		
Common stock, no par value; 1,000,000 shares authorized 8,800 shares issued and outstanding		
Additional Paid in Capital		5,499,848
Accumulated Deficit		(4,281,069)
Total shareholder's equity		1,218,779
Total Liabilities and Stockholder's Equity	**$**	**3,925,186**

See accompanying notes to these financial statements

WestPark Capital, Inc.
Notes to Financial Statements

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

WestPark Capital, Inc. (the "Company") is a Colorado corporation formed on October 17, 1995. The Company currently operates as a registered securities broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of WestPark Capital Group, LLC ("Parent").

The Company, under Rule l5c3-3 (k)(2)(ii) is exempt from the reserve and possession or requirements of Rule 15c3-3 other Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member. The non-covered Company's activities/ other eligible activities, which the Company specifies, are not required to comply with the requirements of SEC Rule l5c3-3 by reason of the SEC's guidance set forth in footnote 74 to SEC Release No. 34-70073 (July 30, 2013). The FAQs, as described herein, are essentially an implementation of the footnote 74 requirements.

Securities Valuation and Revenue Recognition

Securities owned by the Company (substantially common stock) are recorded at fair value and related changes in fair value are reflected in income. The Company records securities transactions and related revenue and expenses on a trade date basis.

The Company values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

***Securities Valuation and Revenue Recognition** (continued)*

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods or market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

WestPark Capital, Inc.
Notes to Financial Statements

Securities Valuation and Revenue Recognition *(continued)*

Many cash and over-the-counter (OTC) contracts have bid-and-ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies require that fair value be within the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price for securities held long and the "asked" price if held short. These securities are included in Level 1 of the fair value hierarchy for active markets and Level 2 of the fair value hierarchy for thinly traded markets.

Restricted securities of publicly traded companies are valued at the fair value of the public company's publicly traded securities less a discount. The Company discounts the unrestricted fair values based upon various factors such as the length of the restriction period and the underlying stability of the public company. These securities are included in Level 2 of the fair value hierarchy.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of Cash and Cash Equivalents, the Company considers money market funds with a weighted average maturity of three months or less to be cash equivalents. The Company maintains its cash deposit in accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740-10, "Accounting for Income Taxes". Under the asset and liability method of FASB ASC Topic 740-10, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates

Income Taxes (Continued)

in effect for the year in which those temporary differences are expected to be recovered or settled.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2018. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. No interest expense or penalties have been recognized as of and for the year ended December 31, 2021.

NOTE 2: NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain a minimum net capital, as defined, in such provision. At December 31, 2021, the Company had net capital and net capital requirements of $379,480 and $100,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.93 to1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3: COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases its New York office and certain equipment under an operating lease expiring in February of 2027. The Company's Parent, WestPark Capital Group, LLC, leases additional long-term office space that the Company leases from the Parent on a month-to-month basis. Future minimum lease payments under the non-cancelable leases with initial terms greater than one year as of December 31, 2021, are as follows:

Year	Total lease Amount
2022	$421,120
2023	$421,120
2024	$421,120
2025	$421,120
2026	$421,120
Thereafter	$ 70,186

NOTE 3: COMMITMENTS AND RELATED PARTY TRANSACTIONS (Continued)

Total rental expense including utilities for the year ended December 31, 2021, was $854,534 for the above leases.

In accordance with ASC 842, the Company recognizes the right of use (ROU) assets and lease liabilities on the statement of financial condition for all leases with terms longer than 12 months. The lessee asset is equal to the minimum payments under the lease, discounted to present value, as well as a liability reflecting its lease obligation. At December 31, 2021 the present value of the leased asset and related liability is $1,975,886.

Additional related party transactions are outlined in Note 8.

NOTE 4: INCOME TAXES

The Company's income tax fiscal year end is June 30th. In the calendar year ended December 31, 2021, the company incurred an operating loss of ($1,466,686), resulting in a deferred tax asset in the amount of $423,881.

NOTE 5: REVENUE RECOGNITION

The Company adopted ASC 606, effective January 1, 2020, using the modified retrospective method by quantifying and recognizing the cumulative effect (if any) of initially applying ASC 606 as an adjustment to the opening balance of shareholder's equity and other affected amounts at January 1, 2020. The application of this new revenue recognition standard resulted in no adjustment to the opening balance of accumulated deficit.

Performance Obligations – Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Broker Dealer Commissions – the Company earns commissions by executing client transactions in stocks, bonds, variable annuities, mutual funds, commodities and other financial products or services. Commission revenue is recognized on the trade date when the performance obligation is satisfied. Commission revenue is paid to the clearing firm on the settlement date, which is generally two business days after trade date for equity securities and bond transactions and one business day for government securities and commodities transactions. The Company records a receivable from the clearing firm on the trade date and receives payment on a monthly basis.

NOTE 5: REVENUE RECOGNITION (Continued)

Managed Account Fees – The Company earns account management fees from providing support and services based upon the value of the client assets under management ("AUM"). The Company charges these fees, generally based upon a percentage of the AUM, monthly.

Direct Investments – consist primarily of commissions paid directly to the Company by mutual fund shareholders at the time of sale (front-end commissions) and fees paid to the broker/dealer by the mutual fund over a period of time referred to as 12b-1 fees.

In the following table, revenue is disaggregated by timing of satisfaction of performance obligations for the year ended December 31, 2021.

Performance obligations satisfied at a point in time	$13,846,544
Performance obligations satisfied over time	$440,772
Total	14,287,316

NOTE 6: FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets measured at fair value as of December 31, 2021:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Balance at December 31, 2020**
Assets				
Securities owned, at fair value		$790,376		$790,376

The Company did not measure at fair value on a recurring basis any of its assets and liabilities using significant unobservable inputs (Level 3) during the year ended December 31, 2021.

The Company valued Marketable Securities at Level 2 because the market for these securities is relatively inactive, and volume of trades is low. The Company primarily owns securities in smaller public companies that are thinly traded. Therefore, determining fair values requires substantial judgment.

WestPark Capital, Inc.
Notes to Financial Statements

NOTE 6: FAIR VALUE MEASUREMENTS (Continued)

Securities traded in an active market are marked-to-market using the quoted market price of the stock and are classified as Level 2 inputs because they are thinly traded. Securities that do not have an active market are measured using unobservable inputs and are classified as Level 3 inputs.

Management determines the appropriate classification of investment securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. Investments in securities with a readily determinable fair value, not accounted for under the equity method, are recorded at that value with unrealized gains and losses included in earnings. For equity securities without a readily determinable fair value, the investment is recorded at cost, less any impairment, plus or minus adjustments related to observable transactions for the same or similar securities, with unrealized gains and losses included in earnings. Debt securities held to maturity are carried at amortized cost and unamortized gains and losses are not recognized. Realized gains and losses are included in other income or expense in the statement of operations on a specific-identification basis.

NOTE 7: FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement, and financing of various clients' securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the obligation.

The Company owns securities that are valued at the December 31, 2021, quoted market price. The Company may incur a loss if the market value decreases subsequent to December 31, 2021. The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the amounts due from this clearing broker could be subject to forfeiture.

The carrying amounts of cash and cash equivalents, deposits with clearing brokers, receivables, other assets, commission payable, accounts payable and accrued expenses and due to parent are carried at amounts that approximate fair value due to the short-term nature of those instruments. Securities owned are valued as described in Note 1.

The Company has cash in financial institutions of $132,714. The Company's cash in financial institutions did not exceed the FDIC insurance coverage of $250,000.

The Company is involved in various disputes arising in the normal course of business, some of which are large and indeterminable in amount. Management, after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict the final outcomes at the present time.

WestPark Capital, Inc.
Notes to Financial Statements

NOTE 8: RELATED PARTY TRANSACTIONS

The Company has a Management Agreement with its Parent, Westpark Capital Group, LLC. The Company paid its Parent $400,000 in Management Fees in 2021. Under this agreement, the Company pays its Parent $50,000 per month to provide board advisory, consulting, and management services to the Company. These services include strategic advisory services, management consulting, risk analysis, capital review and efficiency consulting, and financial analysis.

NOTE 9: SBA PAYROLL PROTECTION LOAN

In February of 2021 the Company received $390,900 from the SBA Payroll Protection Loan Program. In accordance with the PPP Loan Program, this loan may be forgiven if it is used for approved payroll and overhead expenditures. The Company was granted forgiveness for this loan in June of 2021.

NOTE 10: OTHER ASSETS

Other assets consist of Security Deposits of $140,373 and Deposits with Clearing Brokers of $200,130.

NOTE 11: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2022, the date which the financial statements were available to be issued and has determined that there are no events which took place that would have a material impact on its financial statements.